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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934


                              PUBLICIS GROUPE S.A.
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  744 63 M 106
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                                 (CUSIP Number)

                               Jean-Michel Etienne
                         133, Avenue Des Champs-Elysees
                               75008 Paris, France
                               01133-1-44-43-72-30
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003
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             (Date of Event which Requires Filing of this Statement)

      * If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

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                                                                    Page 2 of 12

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1.      Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
        (entities only).
        Elisabeth Badinter
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2. Check the Appropriate Box if a Member of a Group (See Instructions) (1)

        (a)  [ ]

        (b)  |X|

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3.      SEC Use Only

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4.      Source of Funds (See Instructions)  N/A

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5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
        [ ]

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6.      Citizenship or Place of Organization
        Republic of France

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                    7. Sole Voting Power

                6,922,320 (representing 13,844,640 voting rights)
Number of       ----------------------------------------------------------------
Shares              8. Shared Voting Power
Beneficially
Owned by        48,791,724 (representing 62,064,544 voting rights)(1)
Each            ----------------------------------------------------------------
Reporting           9. Sole Dispositive Power
Person
With            6,922,320
                ----------------------------------------------------------------
                    10. Shared Dispositive Power

                48,791,724(1)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

55,714,044 (representing 75,909,184 voting rights)(1)

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12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

30.6% (equity interest); 35.4% (voting power)

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14.     Type of Reporting Person (See Instructions) IN
-------------------------------------------------------------------------------

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                                                                     Page 3 of 9

(1) Includes 28,691,075 Shares directly owned by Dentsu, Inc. and an additional 6,827,629 Shares of which Dentsu, Inc. owns the "bare legal title" (see Item 5), representing in the aggregate 35,518,704 voting rights of the outstanding Shares as of December 2, 2003. Also includes usufruct interests in 13,273,020 Shares (with 26,546,040 voting rights) of which the "bare legal title" is owned by Ms. Badinter's children. The Reporting Person disclaims beneficial ownership of Shares and bare legal title owned by Dentsu, Inc. and of the bare legal title owned by her children. See Item 5.

     This Amendment No. 3 amends the Schedule 13D of Elisabeth Badinter and relates to ordinary shares, nominal value (euro) 0.40 per share (the "Shares"), of Publicis Groupe S.A., a societe anonyme organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs-Elysees, 75008 Paris, France. The terms "herein" and "hereof" are references to the Schedule 13D, as amended.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Generally, Shares entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares for a two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

     As of December 2, 2003, Ms. Badinter owned (1) directly 6,922,320 Shares (with 13,844,640 voting rights), representing approximately 3.8% of the total outstanding Shares and approximately 6.5% of the Issuer's voting power (the "EB Shares") and (2) a usufruct interest ("Usufruct") in 13,273,020 Shares (the "Usufruct Shares") (with 26,546,040 voting rights), representing approximately 7.3% of the total outstanding Shares and approximately 12.4% of the Issuer's voting power.

     As the Usufruct holder with respect to the Usufruct Shares, Ms. Badinter is entitled to all economic rights attached to the Usufruct Shares and has the right to vote at general shareholder meetings of the Issuer. Ms. Badinter's children own the bare legal title ("Nue Propriete") with respect to the Usufruct Shares. The holders of bare legal title to the Usufruct Shares have the right to vote at special shareholders meeting of the Issuer.

     Dentsu Inc., a Japanese corporation ("Dentsu"), owns 28,691,075 Shares (the "Dentsu Shares"). In addition, Dentsu owns the bare legal title and voting rights, but not the economic interest (the "Dentsu Bare Legal Title") in 6,827,629 Shares until September 24, 2004 pursuant to the Agreement of Transfer of the Nue Propriete of certain Shares, dated September 24, 2002, among Dentsu, Wilmington Trust Company, as special nominee, and the Issuer, which is incorporated herein by reference. The Dentsu Shares represent approximately 15.7% of the total outstanding Shares and the Dentsu Shares and the Dentsu Bare Legal Title represent approximately 19.5% of the total outstanding Shares and 16.6% of the Issuer's voting power. Dentsu has agreed not to vote a number of Dentsu Shares and Dentsu Bare Legal Title representing voting power in excess of 15% of the voting power of the Issuer. Based on the total number of outstanding voting rights of the Issuer as of December 2, 2003, Dentsu would not be entitled to vote 3,343,846 of its voting rights, corresponding to approximately 1.8% of the total outstanding Shares and 1.6% of the Issuer's voting power. See Item 6.

     Ms. Badinter has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the EB Shares. Ms. Badinter and her children have shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the Usufruct Shares. By virtue of the Shareholders' Agreement between Ms. Badinter and Dentsu described in Item 6 below, Ms. Badinter may be deemed to have shared power to vote or direct the voting of the Dentsu Shares and the Dentsu Bare Legal Title (subject to the voting restriction

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                                                                     Page 5 of 9

described in the previous paragraph) and shared power to dispose of, or direct the disposition of, the Dentsu Shares and the Dentsu Bare Legal Title.

     Based on the above, as of December 2, 2003, Ms. Badinter may be deemed to beneficially own 55,713,844 Shares (with 75,909,184 voting rights), representing 30.6% of the total outstanding Shares and 35.4% of its voting power.

     All share information and percentages are based on 182,315,289 shares of the Issuer outstanding (with 214,497,717 voting rights).

     (c) Since May 15, 2003, Ms. Badinter has effected the following transactions in the securities of the Issuer:

            ------------------- -------------------------------------- ---------------------------

                   Date               Number of Usufructs Sold            Per-Unit Sale Price
                                                                                (Euros)*
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                  May 15                       800,000                            6.79
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                  May 23                       100,000                            6.79
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                  June 5                       170,000                            7.05
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                 June 13                       480,000                            7.23
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                 June 18                       600,000                            7.37
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                 June 19                       100,000                            7.30
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                 July 28                       250,000                            6.96
            ------------------- -------------------------------------- ---------------------------


          *Note: These prices reflect only the consideration received by Ms. Badinter for the value of the Usufructs she sold. The purchasers of these Usufructs actually purchased a number of Shares equal to the number of Usufructs sold. Those purchased Shares consisted of both said Usufructs and the corresponding bare legal title, owned by Ms. Badinter's children, as described above. The consideration received by Ms. Badinter in exchange for the Usufructs sold represents 30.0% of the total consideration paid by the purchasers for the purchased Shares; the remaining 70.0% was allocated to the bare legal title.


            ------------------- -------------------------------------- ---------------------------

                   Date               Number of EB Shares Sold            Per-Unit Sale Price
                                                                                (Euros)
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                 July 30                       230,000                           23.30
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                August 12                      500,000                           24.52
            ------------------- -------------------------------------- ---------------------------
            ------------------- -------------------------------------- ---------------------------

                August 14                      221,000                           25.10
            ------------------- -------------------------------------- ---------------------------


     (d) No person other than Ms. Badinter has the right to receive dividends on or proceeds from the sale of EB Shares and the Usufruct Shares. Ms. Badinter does not have the right to receive dividends on or proceeds from the sale of Dentsu Shares.
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     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of Schedule 13D is hereby amended by the addition of the following:

     On December 2, 2003, Ms. Badinter and Dentsu, executed and delivered a Shareholders' Agreement to govern their relationship as shareholders of the Issuer. The Shareholders' Agreement supersedes and gives further effect to the Memorandum of Understanding executed by Ms. Badinter and Dentsu on March 7, 2002 and the Letter Agreement, dated March 7, 2002, of Dentsu Inc.

     Under the Shareholders' Agreement, Dentsu is entitled to designate two members to the Supervisory Board so long as Dentsu owns, directly or indirectly, not less that 10% of the outstanding Shares, as calculated in the specified manner, subject to specified adjustment if the size of the Supervisory Board is increased. Dentsu has agreed to vote (1) to elect Ms. Badinter or her designee as chairperson of the Supervisory Board; (2) to elect to the Supervisory Board such persons designated by her; and (3) in favor of appointments of or changes in the members of management of the Issuer proposed by Ms. Badinter, provided that Ms. Badinter shall have previously consulted with Dentsu on such appointments or changes.

     The Shareholders' Agreement provides for the creation of a special committee (the "Committee") by Ms. Badinter and Dentsu, to be composed of members of the Supervisory Board of the Issuer designated by Ms. Badinter and Dentsu. Under the Shareholders' Agreement, Ms. Badinter or her designee serves as chairperson of the Committee. The role of the Committee is to (1) examine all strategic decisions to be submitted for the approval of the Supervisory Board and/or the vote of the shareholders' meetings of the Issuer, (2) determine the vote on matters on which Dentsu has agreed to vote as directed by Ms. Badinter pursuant to the Shareholders' Agreement, and (3) in the case of a meeting convened at the direction of Dentsu, examine such other matters identified in writing by a member of the Committee designated by Dentsu.

     In addition, under the Shareholders' Agreement, Dentsu has agreed that, after due consultation between Dentsu and Ms. Badinter, Dentsu will vote its Shares as directed by Ms. Badinter on the following matters: (1) specified decisions to amend the Issuer's by-laws; (2) any merger, consolidation or similar business combination of the Issuer with or into any other company as a result of which those shareholders who were shareholders of the Issuer immediately prior to such business combination shall have a majority of the outstanding votes and share capital of the surviving entity in such business combination, subject to specified requirements; (4) declaration of dividends, subject to specified limitations; (3) share capital increases to which Dentsu is entitled to subscribe by using preemptive rights or equivalent rights, subject to an aggregate limitation of 10% of the outstanding share capital of the Issuer as of March 7, 2002; and (5) reductions of share capital of the Issuer resulting from cancellation of shares pursuant to the Issuer's stock repurchase program, subject to specified limitations.

     The Shareholders' Agreement also provides that Dentsu will vote its Shares as it shall determine after due consultation between Dentsu and Ms. Badinter on certain specified matters, including with respect to decisions relating to specified issuances of securities, specified asset

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                                                                     Page 7 of 9

transfers and specified related party transactions. Dentsu has also agreed to vote at shareholders' meetings in favor of approval of the financial statements of the Issuer if specified conditions are satisfied.

     Under the Shareholders' Agreement, Dentsu agreed (1) not to transfer any Shares or any of the warrants that it received in the Publicis/Bcom3 Merger (the "Warrants") until July 12, 2012, subject to specified exceptions and (2) to be subject to specified restrictions on any transfer of Shares or Warrants and a right of first refusal of Ms. Badinter with respect to any transfer, in each case after July 12, 2012. In addition, with respect to the Bonds Redeemable in New or Existing Shares ("ORANEs") that Dentsu received in the Publicis/Bcom3 merger, Dentsu agreed under the Shareholders' Agreement to be subject (1) to the same transfer restrictions and orderly marketing procedures applicable to the ORANEs received by the former holders of Class A common stock of Bcom3 in consideration of the Publicis/Bcom3 Merger, for as long as such restrictions shall be in force and (2) after the termination of such transfer restrictions and orderly marketing procedures, to the right of first offer by the Issuer under the terms of the Shareholders' Agreement, dated as of November 30, 2003, between the Issuer and Dentsu.

     Under the Shareholders' Agreement, Dentsu is prohibited from owning, alone or in concert, at any time more than a number of Shares that entitles Dentsu to 15% of the voting power of the Issuer, as calculated in a manner specified in the Shareholders' Agreement (the "Permitted Level") and subject to specified exceptions. Dentsu also agreed not to vote any shares that represent voting rights in excess of the Permitted Level at any shareholders' meeting of the Issuer.

     In addition, under the Shareholders' Agreement, Dentsu has agreed not to enter into specified agreements with third parties concerning the direction and management of the Issuer without the prior written permission of Ms. Badinter or to permit its affiliates to take certain specified actions that would result in the requirement to launch a tender offer.

     Ms. Badinter agreed in the Shareholders' Agreement to take specified actions to protect Dentsu against dilution resulting from a capital increase of the Issuer through the issuance of securities following certain procedures.

     The preceding summary of the Shareholders' Agreement is not intended to be complete and is qualified by reference to the Shareholders' Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

     1. Shareholders' Agreement between Madame Elisabeth Badinter and Dentsu Inc., dated as of November 30, 2003.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2003

                                                     /s/ ELISABETH BADINTER
                                                     ---------------------------
                                                     Elisabeth Badinter

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                                  EXHIBIT INDEX

     1. Shareholders' Agreement between Madame Elisabeth Badinter and Dentsu Inc., dated as of November 30, 2003.